Images of Life, Inc
12620 East Calle Mia
Tucson AZ 85749



5/11/00

Office of Edgar Information Analysis
Securities and Exchange Commission
Washington DC

Via Fax: 202 942-9542

Subject :  Images of Life  submission Accession #'s    001050815-
00000001.001050815-00000003 . and 001050815-00000004

Please be advised that our submissions dated May 14th and 30th 2000 have not been reviewed as yet. As our initial submission date triggers a date upon which must be fully compliant with SEC regulations and we have not as yet been cleared. Please be advised that we do not wish to be subject to SEC regulations until our documentation is fully compliant and cleared. I request that you withdraw the above noted submissions and we will resubmit in the near future.

Should you have any questions please contact me at the following numbers Tel
(520)749-0730:  Fax (520) 749-0746.



Yours truly,





John R. Hedges